Rogers Communications Reports Third Quarter 2003 Results

Quarterly Revenue Grows 11% and Operating Profit up 29% as Cable, Wireless and
Media Divisions Deliver Solid Financial and Operational Results

TORONTO (October 17, 2003) – Rogers Communications Inc. (“RCI” or “the Company”) today announced its consolidated financial and operating results for the third quarter and nine months ended September 30, 2003.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended September 30,	2003	2002	% Change

Operating revenue	1,218,282	1,099,105	10.8
Operating profit(1)	400,106	310,764	28.7
Loss	(17,442)	(99,763)	—
Loss per share	(0.13)	(0.68)	—
Loss (excl. non-recurring items)(2)	(13,142)	(117,959)	—
Loss per share (excl. non-recurring items)(2)	(0.11)	(0.76)	—
Property, plant and equipment expenditures	244,722	303,740	(19.4)

Nine Months Ended September 30,	2003	2002	% Change

Operating revenue	3,525,083	3,156,049	11.7
Operating profit(1)	1,079,586	838,154	28.8
Net income (loss)	60,354	(386,121)	—
Earnings (loss) per share	0.11	(2.17)	—
Net income (loss) (excl. non-recurring items)(2)	72,254	(274,681)	—
Earnings (loss) per share (excl. non-recurring items)(2)	0.16	(1.64)	—
Property, plant and equipment expenditures	655,984	872,058	(24.8)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items (as detailed below) and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” for a reconciliation of operating profit to operating income and net income (loss) under GAAP.

(2)	Non-recurring items for the periods presented are as follows.

	Three Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg

Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	—
Gain on sale of assets and investments	12.9	—	12.9	—
Writedown of investments	—	(2.6)	2.6	—
Gain (loss) on repayment of long-term debt	(17.2)	22.0	(39.2)	—
Future income tax recovery	—	2.7	(2.7)	—
Non-recurring equity losses	—	—	—	—
Other	—	(3.9)	3.9	—

	(4.3)	18.2	(22.5)	—

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[Continued from above table, first column(s) repeated]

	Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg

Change in estimates of sales tax and CRTC contribution liabilities	—	12.3	(12.3)	—
Gain on sale of assets and investments	12.9	2.1	10.8	—
Writedown of investments	—	(222.1)	222.1	—
Gain (loss) on repayment of long-term debt	(24.8)	1.9	(26.7)	—
Future income tax recovery	—	119.2	(119.2)	—
Non-recurring equity losses	—	(15.5)	15.5	—
Other	—	(9.4)	9.4	—

	(11.9)	(111.4)	99.5	—

Highlights of the third quarter of 2003 included the following:

•	Operating revenue grew 10.8 percent for the quarter, with all three operating companies contributing year-over-year growth, including 9.1 percent growth at Cable, 15.3 percent growth at Wireless and 3.9 percent growth at Media.

•	Consolidated quarterly operating profit grew 28.7 percent year-over-year, with all operating companies contributing double-digit year-over-year growth, with 19.9 percent growth at Cable, 38.2 percent growth at Wireless, and 11.7 percent growth at Media.

•	Expenditures on property, plant and equipment (“PP&E”) decreased 19.4 percent for the quarter compared to previous year levels, with reduced spending at Cable of 25.3 percent and at Wireless of 7.6 percent.

•	Growth in operating profit combined with reduced spending on PP&E, resulted in a significant improvement in the Company’s cash flow. Operating profit less PP&E expenditures and interest expense was $36.0 million, an improvement of $159.4 million in the quarter, compared to a deficiency of $123.4 million in the third quarter of 2002.

•	Cable had positive net basic subscriber growth of 5,900 compared to a loss of basic cable subscribers of 2,200 in the third quarter of 2002. In addition, Internet subscribers grew by 39,100 and digital cable households increased by 35,200 in the quarter.

•	Wireless postpaid voice and data subscriber net additions of 97,000 increased 29.2 percent, compared to the third quarter of 2002, driven by the combination of an increase in gross activations and reduced churn levels. Average monthly postpaid wireless churn for the third quarter declined to 1.85 percent while average monthly postpaid voice and data subscriber (“ARPU”) increased 5.0 percent to $60.78.

•	Results at Media were driven by strong results at both Sportsnet and OMNI, offset partially by weakness in the Publishing and Radio divisions due to continued softness in selected advertising markets and the temporary impact of reformatting initiatives at certain of its radio stations.

•	Two financing transactions were completed during the quarter:

•	RCI redeemed US$205.4 million aggregate principal amount of its 8 7/8% Senior Notes due 2007 at a redemption price of 102.958% of the aggregate principal amount.

•	RCI redeemed C$165.0 million aggregate principal amount of its 8 3/4% Senior Notes due 2007 at a redemption price of 102.917% of the aggregate principal amount.

“Continued double-digit quarterly operating profit growth and disciplined capital spending resulted in another strong quarter for Rogers”, said Ted Rogers, President and CEO of Rogers Communications Inc. “The focus across Rogers on consistent operating performance and profitable growth is apparent, with each of Cable, Wireless and Media producing year-over-year double-digit operating profit growth, which combined with our highly strategic set of assets, is positioning our business increasingly well for continued success”.

Consolidated Results of Operations for the Third Quarter Ending September 30, 2003

	Three Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg

Operating revenue
Cable	441.1	404.4	36.7	9.1
Wireless	599.8	520.2	79.6	15.3
Media	194.7	187.4	7.3	3.9
Corporate items and eliminations	(17.3)	(12.9)	(4.4)	34.1

Total operating revenue	1,218.3	1,099.1	119.2	10.8

Operating profit(1)
Cable	167.6	139.8	27.8	19.9
Wireless	222.3	160.9	61.4	38.2
Media	21.0	18.8	2.2	11.7
Corporate items and eliminations	(10.8)	(8.7)	(2.1)	24.1

Total operating profit	400.1	310.8	89.3	28.7

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	Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg

Operating revenue
Cable	1,298.6	1,174.0	124.6	10.6
Wireless	1,657.5	1,440.3	217.2	15.1
Media	611.1	577.8	33.3	5.8
Corporate items and eliminations	(42.1)	(36.1)	(6.0)	16.6

Total operating revenue	3,525.1	3,156.0	369.1	11.7

Operating profit(1)
Cable	486.8	407.1	79.7	19.6
Wireless	560.7	404.5	156.2	38.6
Media	64.1	53.2	10.9	20.5
Corporate items and eliminations	(32.0)	(26.6)	(5.4)	20.3

Total operating profit	1,079.6	838.2	241.4	28.8

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

The consolidated revenue increase of 10.8 percent compared to the third quarter of 2002 was the result of all three operating segments reporting healthy year-over-year growth. Cable revenue increased 9.1 percent, driven by growth in its Internet and digital cable subscriber bases, as well as the impact of cable and Internet price increases implemented during the past year. Wireless revenue increased 15.3 percent, driven by a 14.4 percent increase in the postpaid subscriber base and continued improvements in both ARPU and customer churn. Revenue growth of 3.9 percent at Media was attributable to solid revenue growth at its Sportsnet regional sports television network and the success of its newly-launched OMNI.2 multicultural television station.

The 28.7 percent consolidated year-over-year quarterly operating profit growth was driven by good revenue growth and expense control in all operating segments. On a segment basis, Cable operating profit was up $27.8 million, or 19.9 percent, Wireless up $61.4 million, or 38.2 percent and Media up $2.2 million, or 11.7 percent.

Reconciliation to Net Income (Loss)

On a consolidated basis, taking into account the other income and expense items as detailed below, the Company recorded a quarterly net loss of $17.4 million, compared to a net loss of $99.8 million in the third quarter of 2002.

Other income and expense items that are required to reconcile operating profit with operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg

Operating profit(1)	400.1	310.8	89.3	28.7
Wireless change in estimates of sales tax and CRTC contribution liabilities	—	—	—	—
Depreciation and amortization	(261.7)	(246.5)	(15.2)	6.2

Operating income	138.4	64.3	74.1	—
Interest on long-term debt	(122.0)	(133.1)	11.1	(8.3)
Income (loss) from investments accounted for by the equity method	(11.5)	(5.2)	(6.3)	121.2
Foreign exchange gain (loss)	5.4	(63.5)	68.9	(108.5)
Gain (loss) on repayment of long-term debt	(17.2)	22.0	(39.2)	—
Gain on sale of other investments	12.9	—	12.9	—
Writedown of investments	—	(2.6)	2.6	(100.0)
Other	(1.5)	0.5	(2.0)	—
Income taxes	(3.0)	11.6	(14.6)	(125.9)
Non-controlling interest	(18.9)	6.2	(25.1)	—

Net income (loss)	(17.4)	(99.8)	82.4	—

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[Continued from above table, first column(s) repeated]

	Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg

Operating profit(1)	1,079.6	838.2	241.4	28.8
Wireless change in estimates of sales tax and CRTC contribution liabilities	—	12.3	(12.3)	(100.0)
Depreciation and amortization	(766.4)	(729.6)	(36.8)	5.0

Operating income	313.2	120.9	192.3	—
Interest on long-term debt	(373.5)	(359.8)	(13.7)	3.8
Income (loss) from investments accounted for by the equity method	(37.1)	(67.3)	30.2	(44.9)
Foreign exchange gain (loss)	242.1	(0.9)	243.0	—
Gain (loss) on repayment of long-term debt	(24.8)	1.9	(26.7)	—
Gain on sale of other investments	12.9	2.1	10.8	—
Writedown of investments	—	(222.1)	222.1	(100.0)
Other	1.4	8.4	(7.0)	(83.3)
Income taxes	(13.6)	106.6	(120.2)	(112.8)
Non-controlling interest	(60.2)	24.1	(84.3)	—

Net income (loss)	60.4	(386.1)	446.5	—

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Depreciation and Amortization

The increase in depreciation and amortization expense is directly attributable to the increased PP&E asset levels, primarily at Cable and Wireless, associated with PP&E investments over the past several years.

Interest on Long-Term Debt

The $11.2 million decrease in interest expense in the third quarter of 2003, compared to the same period in 2002, is largely attributable to lower debt levels at September 30, 2003, compared to the previous year period. Long-term debt was $5.4 billion at September 30, 2003, and has decreased from approximately $6.1 billion at September 30, 2002, due to debt repayments and the effects of foreign exchange fluctuations on the unhedged portion of long-term debt.

Income (Losses) from Investments Accounted for by the Equity Method

The Company records income and losses from investments that it does not control, but over which it is able to exercise significant influence, by the equity method. The equity loss for the third quarter was $11.5 million, consisting of a $11.9 million loss at the Toronto Blue Jays partially offset by earnings of $0.4 million from other investments accounted for by the equity method. The loss for the quarter includes a $11.3 million non-cash charge for accelerated amortization of intangibles which was not assumed in the full year estimate of the Blue Jays equity losses. On a cash basis, the Company advanced the Blue Jays $22.2 million in the quarter to finance its cash operating deficiency. Full year 2003 cash funding requirements for the Blue Jays will reflect cash proceeds back to the Company from the Blue Jays during the fourth quarter as the team receives revenues from Major League Baseball related to the 2003 season.

Foreign Exchange

Foreign currency translation gains and losses are recorded as a period gain or loss. In the third quarter of 2003, the Canadian dollar strengthened against the U.S. dollar, giving rise to the $5.4 million foreign exchange gain recorded by the Company relating primarily to the revaluation of unhedged U.S. dollar-denominated debt.

Loss on Repayment of Long-Term Debt

During the quarter, the Company redeemed US$205.4 million and $165.0 million principal amounts of debt. As a result, the Company recorded a loss on the repayment of debt in the quarter of $17.2 million, consisting of a prepayment premium of $13.0 million and the write-off of deferred financing costs of $4.2 million.

Gain on Sale of Other Investments

During the quarter, the Company disposed of shares that it held of certain publicly traded companies, triggering a gain on disposal of $12.9 million and providing cash proceeds of approximately $15.7 million.

Income Taxes

Income taxes in the third quarter include a current income tax expense of $3.0 million related to Federal Large Corporations Tax. Income taxes in the third quarter of 2002 included a non-cash future income tax reduction of $13.8 million related to the recognition of losses.

Non-Controlling Interest

Non-controlling interest, representing 44.2 percent of Wireless’ net income, was an expense of $18.9 million for the quarter, compared to income of $6.2 million in the third quarter of 2002, reflecting the corresponding net income (loss) levels at Wireless in the respective periods.

Net Income (Loss) and Net Income (Loss) Per Share

	Three Months Ended September 30,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg

Net income (loss)	(17.4)	(99.8)	82.4	—
Net income (loss) per share(1)	(0.13)	(0.68)	0.55	—
Net income (loss) (excl. non-recurring items)	(13.1)	(118.0)	104.9	—
Net income (loss) per share (excl. non-recurring items)(1)	(0.11)	(0.76)	0.65	—

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[Continued from above table, first column(s) repeated]

	Nine Months Ended September 30,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg

Net income (loss)	60.4	(386.1)	446.5	—
Net income (loss) per share(1)	0.11	(2.17)	2.28	—
Net income (loss) (excl. non-recurring items)	72.3	(274.7)	347.0	—
Net income (loss) per share (excl. non-recurring items)(1)	0.16	(1.64)	1.80	—

(1)	Per share amounts are calculated as income (loss) for the period after distributions on Convertible Preferred Securities and accretions on Preferred Securities in 2002, net of tax.

The Company recorded a quarterly net loss of $17.4 million, or $0.13 per share, compared to a loss of $99.8 million, or $0.68 per share, in the third quarter of 2002. Excluding non-recurring items in both periods, the Company recorded a net loss of $13.1 million, or $0.11 per share, compared to a loss of $118.0 million, or $0.76 per share, in the third quarter of the previous year.

Distributions on Convertible Preferred Securities and accretions on Preferred Securities and Collateralized Equity Securities in 2002, net of tax, of $13.3 million and $45.3 million in the third quarter of 2003 and 2002, respectively, had the impact of decreasing basic Earnings per Share (“EPS”) by $0.05 and $0.22, respectively. See Note 5 to the Consolidated Financial Statements.

Rogers Cable

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Core cable revenue	294.1	275.9	18.2	6.6	864.1	814.2	49.9	6.1
Internet revenue	81.7	63.1	18.6	29.5	236.2	173.3	62.9	36.3

Total cable revenue	375.8	339.0	36.8	10.9	1,100.3	987.5	112.8	11.4
Video Stores revenue	66.1	66.6	(0.5)	(0.8)	200.8	190.1	10.7	5.6
Intercompany eliminations	(0.8)	(1.2)	0.4	(33.3)	(2.5)	(3.6)	1.1	(30.6)

Operating revenue	441.1	404.4	36.7	9.1	1,298.6	1,174.0	124.6	10.6

Operating profit (1)	167.6	139.8	27.8	19.9	486.8	407.1	79.7	19.6
Cable operating profit margin (2)	43.1%	39.5%	3.6%		43.0%	39.9%	3.1%
Video Stores operating profit margin (2)	8.4%	9.0%	(0.6%)		6.8%	6.7%	0.1%

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

(2)	Before deduction of management fees paid to RCI and intercompany eliminations.

The 6.6 percent year-over-year increase in core cable revenue was largely driven by price increases introduced during the past year. Increased rates, combined with increased digital penetration, have served to increase average monthly revenue per core cable subscriber to $43.50 in the third quarter from $40.72 in the third quarter of 2002.

The 29.5 percent increase in Internet revenue was driven by the 27.1 percent year-over-year growth in Internet subscriber levels combined with rate increases put in place during the past year and partially offset by the introduction of the lower-priced Internet Lite service.

Relatively flat year-over-year Video Store revenue reflects a combination of factors during the quarter including power outages experienced in Ontario, forest fires that affected much of British Columbia, and fewer hit movie titles compared to the third quarter of 2002.

Cable Subscriber Results

	Three Months Ended September 30,				Nine Months Ended September 30,

(Subscriber statistics in thousands)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Homes passed					3,195.1	3,075.7	119.4	3.9
Basic cable subscribers					2,260.9	2,260.9	—	—
Basic cable, net additions (losses)	5.9	(2.2)	8.1	—	(9.5)	(25.5)	16.0	62.7
Internet subscribers					755.1	594.2	160.9	27.1
Internet, net additions	39.1	53.3	(14.2)	(26.6)	115.7	115.5	0.2	0.2
Digital terminals in service					562.7	418.6	144.1	34.4
Digital terminals, net additions	43.9	67.5	(23.6)	(35.0)	106.6	104.3	2.3	2.2
Digital households					492.1	369.0	123.1	33.4
Digital households, net additions	35.2	63.4	(28.2)	(44.5)	90.6	96.9	(6.3)	(6.5)
VIP customers					637.7	578.3	59.4	10.3
VIP customers, net additions	13.4	26.8	(13.4)	(50.0)	44.7	80.7	(36.0)	(44.6)

Cable continues to focus heavily on enhancing its marketing and retention tactics with the aim of increasing subscriber awareness of the benefits and quality of its advanced digital cable and Internet offerings in relation to competing offerings. These efforts were successfully intensified and focused over the past year to reduce and mitigate basic cable subscriber losses, as is evidenced by the significantly reduced year-to-date basic net losses in 2003, compared to 2002, and that the basic subscriber base at the end of the third quarter of 2003 is flat with the same period of 2002.

Basic cable subscriber results in the third quarter, as well as the results in Internet and digital cable, partially reflect third quarter seasonality associated with the return of university students, as well as the timing of marketing and sales initiatives focused on reinstating seasonal customers. In addition, many of Cable’s cable areas are situated in areas of new home development, allowing Cable to capture new subscribers in these areas, which serves to offset losses of subscribers to alternate providers in more mature service areas.

The higher level of digital subscriber additions in the third quarter of 2002 reflects the initial launch of the Incredible Rogers Bundles and changes to Cable’s VIP Customer Loyalty program, both of which occurred during that period. Year-over-year, the digital subscriber household base has grown by 123,097 subscribers or 33.4 percent, to 492,100, resulting in a 21.8 percent penetration of basic cable subscribers.

On a quarterly comparative basis, Internet subscriber net additions in the third quarter of 2002 were aided by the early stages of the launch of the Incredible Rogers Bundles. Year-over-year, the Internet subscriber base has grown by 160,900 subscribers, or 27.1 percent, to 755,100 including scheduled pending connections, resulting in 23.6 percent penetration as a percentage of homes passed.

Cable Operating Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Cable and Internet operating expenses	213.8	205.1	8.7	4.2	627.2	593.1	34.1	5.7
Video Stores operating expenses	60.5	60.7	(0.2)	(0.3)	187.1	177.4	9.7	5.5
Intercompany eliminations	(0.8)	(1.2)	0.4	(33.3)	(2.5)	(3.6)	1.1	(30.6)

Operating expenses	273.5	264.6	8.9	3.4	811.8	766.9	44.9	5.9

The 3.4 percent quarterly increase in operating expenses is attributable to cost increases in cable and Internet operations, offset by a small decline in Video Store costs. The 4.2 percent operating expense increase in cable operations primarily reflects increased programming costs associated with a larger number of digital subscribers and channels as well as increased operating costs related to the growth in the Internet subscriber base. Customer support and service costs remained relatively unchanged, despite the increase in digital and Internet subscribers, as Cable’s customer-focused initiatives, improved network stability and lower churn levels have resulted in lower activity levels per customer, as Cable focused on capturing operating and scale efficiencies.

The Video Stores operating expense decline primarily reflects the decrease in cost of sales directly related to the modest decline in sales experienced in the quarter offset by an increased number of locations, which have grown to 276 at September 30, 2003 from 269 at September 30, 2002.

Cable Property, Plant and Equipment Expenditures

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Customer premise equipment	51.3	67.6	(16.3)	(24.1)	128.5	171.6	(43.1)	(25.1)
Scaleable infrastructure	19.7	14.2	5.5	38.7	44.8	59.1	(14.3)	(24.2)
Line extensions	12.1	13.1	(1.0)	(7.6)	34.0	38.8	(4.8)	(12.4)
Upgrade and rebuild	29.0	39.3	(10.3)	(26.2)	84.3	127.4	(43.1)	(33.8)
Support capital	8.6	27.6	(19.0)	(68.8)	37.7	63.6	(25.9)	(40.7)

Core cable PP&E expenditures	120.7	161.8	(41.1)	(25.4)	329.3	460.5	(131.2)	(28.5)
Video Stores PP&E expenditures	1.4	1.7	(0.3)	(17.6)	5.8	4.9	0.9	18.4

Rogers Cable PP&E expenditures	122.1	163.5	(41.4)	(25.3)	335.1	465.4	(130.3)	(28.0)

The $41.4 million decline in quarterly PP&E expenditures, compared to the same quarter in 2002, is attributable to reductions in three principle PP&E categories: (1) customer premise equipment (“CPE”), which includes customer equipment and associated installation costs, has decreased due to lower purchase volumes related to reduced levels of customer activations, reductions in modem and digital set-top terminal prices and the strengthening of the Canadian dollar; (2) upgrade and rebuild expenditures, which reflect the completion in several regions of the Company’s fibre-to-the-feeder (“FTTF”) rebuild program, and (3) a reduction in general support capital.

At September 30, 2003, approximately 90 percent of Cable’s cable plant has been upgraded to 750/860 megahertz (“MHz”) FTTF architecture, approximately 96 percent of its plant is capable of transmitting 550 MHz of bandwidth or greater and 95 percent of Cable’s total cable plant is two-way addressable.

Rogers Wireless

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue (1)
Postpaid (voice and data)	512.8	426.8	86.0	20.1	1,414.0	1,201.0	213.0	17.7
Prepaid	21.2	26.9	(5.7)	(21.2)	64.0	69.9	(5.9)	(8.4)
One-way messaging	6.8	8.8	(2.0)	(22.7)	21.1	26.9	(5.8)	(21.6)

Network revenue	540.8	462.5	78.3	16.9	1,499.1	1,297.8	201.3	15.5
Equipment revenue	59.0	57.7	1.3	2.3	158.4	142.5	15.9	11.2

Operating revenue	599.8	520.2	79.6	15.3	1,657.5	1,440.3	217.2	15.1

Wireless operating profit (2)	222.3	160.9	61.4	38.2	560.7	404.5	156.2	38.6
Operating profit margin - based on network revenue	41.1%	34.8%	6.3%		37.4%	31.2%	6.2%

(1)	The previous periods’ presentation of revenue categories has been reclassified to conform to the current presentation.

(2)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), depreciation, amortization, interest, income taxes and non-operating and non-recurring items.

The 16.9 percent increase in network revenue was driven by an 11.0 percent increase in the total number of wireless voice and data subscribers compared to the third quarter of 2002, combined with a 6.0 percent increase in blended ARPU. The increase in the year-over-year quarterly ARPU, a trend that has continued for the last four consecutive quarters, is attributable to improved customer mix, increased penetration of enhanced voice services, the growth of wireless data usage and the general stability of industry pricing. Wireless also continues to experience substantial growth in inbound and outbound customer roaming revenues. The growth in roaming revenues is largely a result of the deployment by Wireless’ national GSM/GPRS network platform in early 2002, which has provided for seamless roaming to Wireless’ subscribers who travel internationally, as well as the increased ability to capture roaming revenues from international visitors to Canada.

The 38.2 percent year-over-year increase in quarterly operating profit was a result of the 16.9 percent network revenue growth, partially offset by an increase of 5.6 percent in total operating expenses, including sales and marketing costs, and reflects Wireless’ success in scaling the business by leveraging existing operating costs as revenue grows.

Wireless Subscriber Results

	Three Months Ended September 30,				Nine Months Ended September 30,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Postpaid (Voice and Data)(1)
Gross additions	252.2	225.2	27.0	12.0	683.1	624.6	58.5	9.4
Net additions	97.0	75.1	21.9	29.2	234.0	207.9	26.1	12.6
Total subscribers					2,863.3	2,501.9	361.4	14.4
ARPU ($)	60.78	57.86	2.92	5.0	57.50	55.80	1.70	3.0
Average monthly usage (minutes)	374	323	51	15.8	360	318	42	13.2
Churn (%)	1.85	2.05	(0.20)	(9.8)	1.84	1.95	(0.11)	(5.6)
Prepaid
Gross additions	73.4	62.4	11.0	17.6	190.0	164.2	25.8	15.7
Net additions (losses)	18.2	17.4	0.8	4.6	(4.4)	20.4	(24.8)	—
Adjustment to subscriber base (2)					(20.9)	—	(20.9)	—
Total subscribers (2)					753.4	755.0	(1.6)	(0.2)
ARPU ($) (3)	9.46	12.01	(2.55)	(21.2)	9.40	10.47	(1.07)	(10.2)
Churn (%)	2.48	2.02	0.46	22.8	2.85	2.16	0.69	31.9
Total - Postpaid and Prepaid
Gross additions	325.6	287.6	38.0	13.2	873.1	788.8	84.3	10.7
Net additions	115.2	92.5	22.7	24.5	229.6	228.3	1.3	0.6
Adjustment to subscriber base (2)					(20.9)	—	(20.9)	—
Total subscribers (2)					3,616.7	3,256.9	359.8	11.0
ARPU (blended) ($)(3)	50.03	47.20	2.83	6.0	47.07	45.06	2.01	4.5
One-Way Messaging
Gross additions	8.3	14.9	(6.6)	(44.3)	33.5	46.6	(13.1)	(28.1)
Net additions	(14.8)	(16.7)	1.9	(11.4)	(43.9)	(54.0)	10.1	(18.7)
Total subscribers					258.4	316.6	(58.2)	(18.4)
ARPU ($)	8.58	9.07	(0.49)	(5.4)	8.36	8.75	(0.39)	(4.5)
Churn (%)	2.89	3.21	(0.32)	(10.0)	3.04	3.24	(0.20)	(6.2)

(1)	The previous periods’ subscriber and per subscriber presentation has been reclassified to conform to the current presentation.

(2)	The Company’s policy is to treat prepaid subscribers with no usage for a six-month period as a reduction of the prepaid subscriber base. As part of a review of prepaid subscriber usage in the second quarter of 2003, the Company determined that a number of subscribers, totalling 20,900, who only had non-revenue usage (i.e. calls to customer service) over a period of several months were being included in the prepaid subscriber base. The Company determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the opening prepaid subscriber base. The Company has amended its policy to reflect all prepaid subscribers with no revenue-generating usage in a six-month period as deactivations.

(3)	Prepaid ARPU is calculated on net wholesale revenues to the Company.

Postpaid voice and data subscriber additions in the quarter represented 77.5 percent of total gross additions and 84.2 percent of total net additions. Wireless continued its strategy of targeting higher-value postpaid subscribers in the quarter, adding a significant number of postpaid subscribers, while at the same time increasing the number of prepaid subscribers.

The 5.0 percent increase in postpaid voice and data ARPU, compared to the third quarter of the previous year, reflects Wireless’ success in attracting a greater mix of postpaid customers, increased penetration of enhanced voice services, the impact of wireless data growth, the general stability of industry pricing and the growth in roaming revenues. The 127.2 percent increase in data revenues in the quarter, from $8.4 million in 2002 to $19.1 million, represents approximately 38 percent of the $2.92 increase in postpaid ARPU. The decline in prepaid ARPU on a year-over-year basis was primarily a result of the introduction of more competitive prepaid offers in the quarter, which also helped increase the number of prepaid subscribers acquired during the quarter.

Wireless remains committed to its strategy of attracting high-value postpaid subscribers while at the same time recognizing the significance of the prepaid market segment. As a result, in early October 2003, Wireless introduced ‘totalphone’, a hybrid wireless offering with features of both prepaid and postpaid service offerings.

The continuing trend of improved postpaid voice and data subscriber churn, as reflected in the 1.85 percent monthly rate in the current quarter, is related to Wireless’ enhanced focus on customer retention and an ongoing focus on longer term contracts for new and renewing subscribers. The increase in prepaid subscriber churn to 2.48 percent in the quarter is generally attributable to aggressive competitive prepaid offers in the market.

One-way messaging (or paging) subscriber churn declined in the third quarter to 2.89 percent from 3.21 percent in the same period of 2002. With 258,400 paging subscribers, Wireless continues to view paging as a profitable but mature business segment and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly utilize the benefits of two-way messaging and converged voice and data devices.

Wireless Operating Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per subscriber statistics)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating expenses before sales and marketing costs (1)(2)	198.0	190.8	7.2	3.8	586.1	578.1	8.0	1.4
Sales and marketing costs	120.5	110.8	9.7	8.8	352.3	315.1	37.2	11.8

	318.5	301.6	16.9	5.6	938.4	893.2	45.2	5.1
Average monthly operating expenses per subscriber before sales and marketing (1)(2)	17.26	18.02	(0.76)	(4.2)	17.28	18.48	(1.20)	(6.5)
Sales and marketing costs per gross subscriber addition (1)	361	366	(5)	(1.4)	389	377	12	3.2

(1)	The previous periods’ presentation has been reclassified to conform to the current presentation. Customer retention costs are included in operating expenses before sales and marketing costs.

(2)	Operating expenses for the nine months ended September 30, 2002 exclude the benefit of non-recurring items of $12.3 million.

The 3.8% increase in total operating expenses (including customer retention costs) before sales and marketing costs, compared to the third quarter of 2002, is attributable to customer retention spending offset by savings in other operations of Wireless. Average monthly operating expense per subscriber continues to decline, down 4.2 percent in the quarter compared to the same quarter of 2002. The decline reflects the success in capturing operating and scale efficiencies, as the total subscriber base has continued to increase compared to the nine months ended September 30, 2002, while operating expense levels were held relatively flat.

The modest year-over-year decline in sales and marketing cost per gross addition reflects higher gross sales volumes, offset by the impact of slightly higher variable costs per gross addition related to the cost of acquiring a significant proportion of higher-value and term-contract postpaid customers. In the quarter, approximately 89 percent of gross postpaid wireless voice and data additions were on a term contract of 24 months or greater.

Wireless Property, Plant and Equipment Expenditures

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Property, plant and equipment expenditures	116.4	126.0	(9.6)	(7.6)	292.9	376.2	(83.3)	(22.1)

PP&E expenditures for the third quarter were $116.4 million, lower than the third quarter of 2002 by $9.6 million. Network related PP&E expenditures totalled $94.9 million in the quarter compared to $92.1 million in the third quarter of 2002. Network spending in both the third quarter of 2003 and 2002 was related mainly to capacity expansion. Network spending in 2003 also included the deployment of GSM/GPRS network functionality in the 850 MHz frequency band. In addition, in the third quarter of 2003, Wireless spent $17.2 million on information technology compared to $11.4 million in the third quarter of 2002. Information technology spending in both years is primarily related to customer service projects. Facilities-related and other PP&E expenditures, which comprises the remainder of PP&E expenditures, declined by $18.0 million year-over-year, primarily attributable to the substantial completion of the expansion of the corporate head office facility and the Moncton call centre.

Rogers Media

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue
Publishing	62.8	64.3	(1.5)	(2.3)	208.1	208.9	(0.8)	(0.4)
Radio	41.8	41.3	0.5	1.2	124.5	117.9	6.6	5.6
Television	42.0	33.8	8.2	24.3	128.2	105.7	22.5	21.3
The Shopping Channel	48.6	48.0	0.6	1.3	151.1	145.3	5.8	4.0
Intercompany eliminations	(0.5)	—	(0.5)	—	(0.8)	—	(0.8)	—

Operating revenue	194.7	187.4	7.3	3.9	611.1	577.8	33.3	5.8

Operating profit (1)
Publishing	2.6	3.9	(1.3)	(33.3)	16.2	17.8	(1.6)	(9.0)
Radio	8.5	11.0	(2.5)	(22.7)	24.7	30.2	(5.5)	(18.2)
Television	8.0	3.4	4.6	—	18.7	2.2	16.5	—
The Shopping Channel	3.6	3.4	0.2	5.9	11.0	10.9	0.1	—
Corporate items and eliminations	(1.7)	(2.9)	1.2	(41.4)	(6.5)	(7.9)	1.4	(17.7)

Total operating profit (1)	21.0	18.8	2.2	11.7	64.1	53.2	10.9	20.5

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

The $7.3 million increase in Media’s quarterly revenues was driven principally by the Television division, reflecting the continued strong year-over-year growth at Sportsnet and the launch of OMNI.2 in the third quarter of 2002. Continued softness in certain advertising markets negatively impacted results at Publishing and Radio, while the Shopping Channel was negatively impacted by a province-wide power outage in Ontario. Revenue in the Radio division was also impacted by format changes made during 2003. Format changes in radio broadcasting usually negatively impact advertising revenues for several months as the new format grows its audience share and establishes itself with advertisers.

The $2.2 million, or 11.7 percent, year-over-year increase in quarterly operating profit for Media was driven by healthy growth in the Television division reflecting strong results at both Sportsnet and OMNI. The improved results at Television were offset by the unfavourable impact advertising had on Publishing and Radio operating profits. In addition, Radio was further impacted on the operating expense side by additional advertising and promotional expenditures incurred during format changes.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the third quarter increased by $104.3 million to $277.6 million, up from $173.3 million in the third quarter of 2002, reflecting the increase in operating profit. Taking into account the changes in working capital items, cash flow from operating activities for the quarter increased by $148.8 million to $367.9 million, up from $219.1 million in the previous period. Details of the changes in non-cash working capital for the third quarter of 2003 and 2002 are detailed in Note 7 of the Consolidated Financial Statements.

In aggregate, other sources of funds during the third quarter totalled approximately $45.7 million. The sources of these funds were: (1) $26.0 million of proceeds received from net advances under bank credit facilities; (2) $4.0 million from the issue of Class B Non-Voting shares under employee share purchase plans and the exercise of employee stock options, and (3) aggregate $15.7 million net proceeds from the sale of publicly traded investments.

The funds used during the third quarter totalled approximately $742.7 million and were composed of: (1) repayment of debt, as detailed below in the financing section, aggregating $455.8 million including prepayment premiums; (2) the purchase of $244.7 million of PP&E; (3) $19.9 million in dividends and distributions, comprised of $11.6 million in dividends on Class A Voting and Class B Non-Voting shares of the Company and $8.3 million in distributions on Convertible Preferred Securities; (4) other net investments of $20.7 million, of which $22.2 million relates to advances to the Toronto Blue Jays, and (5) the repayment of obligations under mortgages and capital leases of $1.6 million.

As a result of the above, the Company’s cash and cash equivalents decreased in the third quarter by $329.1 million, which, together with the opening cash of $350.4 million, resulted in a closing balance of $21.3 million of cash and cash equivalents.

The Company’s available liquidity at September 30, 2003, was over $1.9 billion, represented primarily by availability under committed bank credit facilities at Cable, Wireless and Media.

Financing

During the third quarter of 2003 as part of its ongoing de-leveraging focus, RCI redeemed two debt issues. On July 17, 2003, RCI redeemed its US$205.357 million 8 7/8% Senior Notes due in 2007 at a redemption price of 102.958% of the aggregate principal amount. On August 6, 2003, RCI redeemed its $165.0 million 8 3/4% Senior Notes due in 2007 at a redemption price of 102.917% of the aggregate principal amount.

Risks and Uncertainties

The following represents updates and additions to the risks and uncertainties as detailed in the Company’s latest annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis for the year ended December 31, 2002.

Cable

 Cable requires access to support structures and municipal rights of way in order to deploy facilities. In a recent decision, the Supreme Court of Canada determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to support structures of hydroelectric companies could be increased. Separately, a number of municipalities have also appealed a decision of the CRTC asserting jurisdiction over the terms and conditions of access to municipal rights of way by telecommunications carriers and broadcast distribution undertakings such as RCI. The Federal Court of Canada has denied this appeal. The municipalities sought leave to appeal to the Supreme

Court of Canada. That leave to appeal was recently denied. As a result, the risk of increased municipal access payments has been considerably reduced.

On January 24, 2003, the Company filed a notice of application to the Superior Court of Justice of Ontario for a declaration that the 1,329,007 shares issued by the Company on February 7, 2003, satisfies the Company’s remaining obligations to the former shareholders (the “vendors”) related to the February 7, 2001 acquisition by Rogers of 100 percent of the issued and outstanding shares of Cable Atlantic Inc. (“Cable Atlantic”). On August 12, 2003, the vendors of Cable Atlantic filed a statement of defence and counterclaim. The vendors’ assert in their statement of defence and counterclaim, amongst other things, a claim for damages of up to $40 million. On September 19, 2003, the Company filed a reply and defence to the vendors’ counterclaim with the court disputing the claim.

Guidance

The Company is revising elements of its 2003 annual guidance for Wireless.

Wireless network revenue guidance for 2003 is revised upward from the range of $1,930 million to $1,970 million to a range of $2,000 million to $2,030 million. Wireless operating profit before management fees guidance is revised upward from the range of $640 million to $660 million to a range of $710 million to $730 million.

Other previously issued guidance ranges for 2003 remain unchanged.

Rogers Communications Inc.
Consolidated Statements of Income

	Three Months Ended September 30,		Nine Months Ended September 30,

(In thousands of dollars, except per share amounts)	2003	2002	2003	2002

Operating revenue	$1,218,282	$1,099,105	$3,525,083	$3,156,049
Operating, general and administrative expenses	818,176	788,341	2,445,497	2,317,895

Operating income before the following	400,106	310,764	1,079,586	838,154
Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	(12,331)
Depreciation and amortization	261,666	246,534	766,413	729,622

Operating income	138,440	64,230	313,173	120,863
Interest on long-term debt	(121,944)	(133,107)	(373,501)	(359,777)

	16,496	(68,877)	(60,328)	(238,914)
Gain on sale of other investments	12,892	—	12,892	2,062
Writedown of investments	—	(2,600)	—	(222,129)
Losses from investments accounted for by the equity method	(11,490)	(5,162)	(37,051)	(67,294)
Gain (loss) on repayment of long-term debt	(17,242)	21,968	(24,839)	1,880
Foreign exchange gain (loss)	5,378	(63,476)	242,064	(869)
Investment and other income (loss)	(1,583)	579	1,370	8,495

Income (loss) before income taxes and non-controlling interest	4,451	(117,568)	134,108	(516,769)

Income tax expense (reduction)
Current	3,039	2,198	10,359	10,503
Future	—	(13,762)	3,185	(117,065)

	3,039	(11,564)	13,544	(106,562)

Income (loss) before non-controlling interest	1,412	(106,004)	120,564	(410,207)
Non-controlling interest	(18,854)	6,241	(60,210)	24,086

Net income (loss) for the period	$(17,442)	$(99,763)	$60,354	$(386,121)

Earnings (loss) per share (Note 5):
Basic	$(0.13)	$(0.68)	$0.11	$(2.17)
Diluted	(0.13)	(0.68)	0.10	(2.17)

Rogers Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(17,442)	$(99,763)	$60,354	$(386,121)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	261,666	246,534	766,413	729,622
Future income taxes	—	(13,762)	3,185	(117,065)
Non-controlling interest	18,854	(6,241)	60,210	(24,086)
Change in estimate of sales tax liability	—	—	—	(19,157)
Unrealized foreign exchange gain	(4,094)	58,077	(237,259)	(3,411)
Gain on sale of investments	(12,892)	—	(12,892)	(2,062)
Writedown of investments, net of gains	—	2,600	—	222,129
Loss (gain) on repayment of long-term debt	17,242	(21,968)	24,839	(1,880)
Losses from investments accounted for by the equity method	11,490	5,162	37,051	67,294
Accrued interest due on repayment of certain notes payable	2,529	2,705	7,728	8,006
Dividends from associated companies	249	—	624	486

	277,602	173,344	710,253	473,755
Change in non-cash working capital items (Note 7)	90,274	45,781	(105,765)	38,813

	367,876	219,125	604,488	512,568
Financing activities:
Issue of long-term debt	236,500	222,200	1,334,900	2,715,158
Repayment of long-term debt	(654,908)	(306,588)	(1,436,527)	(1,789,188)
Proceeds on termination of cross-currency interest rate exchange agreements	—	76,920	—	193,710
Premium on repayment of long-term debt	(13,032)	(1,534)	(19,348)	(21,773)
Financing costs incurred	—	—	(6,220)	(25,557)
Issue of capital stock	4,009	745	248,046	5,073
Distributions on Convertible Preferred Securities and Dividends on Class A Voting, Class B Non-Voting and Series E Preferred Shares	(19,857)	(8,250)	(36,357)	(24,750)

	(447,288)	(16,507)	84,494	1,052,673
Investing activities:
Additions to property, plant and equipment	(244,722)	(303,740)	(655,984)	(872,058)
Proceeds on sale of investments	15,696	—	15,696	2,769
Acquisitions of subsidiary companies, net of cash acquired	—	—	—	(103,425)
Other investments	(20,700)	(25,956)	(54,305)	(62,964)

	(249,726)	(329,696)	(694,593)	(1,035,678)

Increase (decrease) in cash and cash equivalents	(329,138)	(127,078)	(5,611)	529,563
Cash and cash equivalents, beginning of period	350,411	673,842	26,884	17,201

Cash and cash equivalents, end of period	$21,273	$546,764	$21,273	$546,764

Supplemental cash flow information:
Interest paid	$80,863	$64,038	$316,660	$276,472
Income taxes paid	19,921	3,073	27,692	12,290

Supplemental disclosure of non-cash financing and investing activities:
Accretion on Preferred Securities	$—	$20,173	$—	$37,246
Accretion on Collateralized Securities	—	19,745	—	19,745
Class B Non-Voting shares issued on conversion of Series B and E Convertible Preferred shares	—	—	12	1,800
Class B Non-Voting shares issued in consideration for acquisition of shares of Cogeco Cable Inc.	—	—	35,181	—
Class B Non-Voting shares issued in consideration for Class B Restricted Voting shares of Rogers Wireless Communications Inc.	—	—	—	104,766

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Communications Inc.
Consolidated Balance Sheets

	September 30,	December 31,
(In thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$4,975,265	$5,051,998
Goodwill	1,889,992	1,892,060
Other intangible assets	421,074	423,674
Investments (Note 2)	271,277	223,937
Cash and cash equivalents	21,273	26,884
Accounts receivable	528,824	512,127
Deferred charges	153,786	184,840
Other assets	219,612	208,983

	$8,481,103	$8,524,503

Liabilities and Shareholders’ Equity
Liabilities:
Long-term debt (Note 3)	$5,356,314	$5,687,471
Accounts payable and accrued liabilities	1,061,659	1,140,578
Unearned revenue	108,325	110,320
Deferred gain	19,880	21,847
Future income taxes	27,716	27,716

	6,573,894	6,987,932
Non-controlling interest	192,747	132,536
Shareholders’ equity (Note 4)	1,714,462	1,404,035

	$8,481,103	$8,524,503

Rogers Communications Inc.
Consolidated Statements of Deficit

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
(In thousands of dollars)	2003	2002

Deficit, beginning of period	$(415,589)	$(660,022)
Net income (loss) for the period	60,354	(386,121)
Dividends on Class A Voting Shares and Class B Non-Voting Shares	(11,602)	—
Dividends on Series E Preferred Shares	(6)	—
Distribution on Convertible Preferred Securities	(21,546)	(15,197)
Accretion on Collateralized Equity Securities	—	(19,745)
Accretion on Preferred Securities	—	(26,511)

Deficit, end of period	$(388,389)	$(1,107,596)

Rogers Communications Inc.
Notes to Consolidated Financial Statements
Nine Months Ended September 30, 2003 and 2002

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by generally accepted accounting principles (“GAAP”) and should be read in conjunction with the annual audited Consolidated Financial Statements including the Notes thereto for the year ended December 31, 2002.

1.	Basis of Presentation and Accounting Policies

The interim unaudited Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual Consolidated Financial Statements.

2.	Investments, at Book Value

			September 30,	December 31,
(In thousands of dollars)			2003	2002
		Quoted
		Market	Book	Book
Description		Value	Value	Value

Investments accounted for by the equity method
Blue Jays Holdco			$136,906	$122,844
Other			5,926	7,079

			142,832	129,923
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	7,253,800 Subordinate Voting	$130,568	75,758	40,454
	Common shares
	(2002 - 4,253,800)
Cogeco Inc.	2,724,800 Subordinate Voting	45,995	28,610	28,610
	Common shares
Other publicly traded companies		30,839	7,507	10,323

		207,402	111,875	79,387
Private companies			16,570	14,627

			$271,277	$223,937

(i)	Blue Jays Holdco

The increase in the carrying value of Blue Jays Holdco from December 31, 2002, of $14.1 million reflects the equity loss for the nine months ended September 30, 2003, of $39.6 million (2002 - $69.7 million), offset by cash advances in the nine months ended September 30, 2003, of $53.7 million (2002 - $54.2 million).

In conjunction with the arrangement established in 2001, Blue Jays Holdco pays a dividend at a rate of 9.167% per annum on the Class A Preferred Shares that Rogers Telecommunications Ltd. (“RTL”) holds of Blue Jays Holdco. During 2003, Blue Jays Holdco satisfied the dividend by transferring income tax loss carryforwards to RTL of approximately $24.0 million (2002 - $27.0 million) with an agreed upon value of $2.4 million (2002 - $2.7 million).

(ii)	Investment in Cogeco Cable Inc.

In March 2003, the Company entered into agreements to purchase 3.0 million Subordinate Voting shares of Cogeco Cable Inc. (“Cogeco”) in exchange for 2.7 million Class B Non-Voting shares of the Company from a group of investors unaffiliated with Cogeco. This transaction and number of shares exchanged was based on the closing market value of Cogeco on the date of the transaction of $11.727 per share (Note 4(i)) and had the effect of increasing the Company’s investment in Cogeco by $35.5 million, representing an approximate 18.19 percent equity ownership.

3.	Long-Term Debt

			Interest	September 30,	December 31,
(In thousands of dollars)			Rate	2003	2002

(A) Corporate:
	(i)	Convertible Debentures, due 2005	5-3/4%	$280,859	$320,007
	(ii)	Senior Notes, due 2006	9-1/8%	—	86,314
	(iii)	Senior Notes, due 2006	10-1/2%	75,000	75,000
	(iv)	Senior Notes, due 2007	8-7/8%	—	324,382
	(v)	Senior Notes, due 2007	8-3/4%	—	165,000
(B) Cable:
	(i)	Bank credit facilities	Floating	—	37,000
	(ii)	Senior Secured Second Priority Notes, due 2005	10%	410,933	412,789
	(iii)	Senior Secured Second Priority Notes, due 2007	7.600%	450,000	450,000
	(iv)	Senior Secured Second Priority Debentures, due 2007	10%	—	118,167
	(v)	Senior Secured Second Priority Notes, due 2012	7.875%	547,430	547,430
	(vi)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
	(vii)	Senior Secured Second Priority Notes, due 2013	6.25%	471,608	—
	(viii)	Senior Second Priority Debentures, due 2032	8.75%	312,700	312,700
	(ix)	Senior Subordinated Debentures, due 2015	11%	156,812	171,406
(C) Wireless:
	(i)	Bank credit facilities	Floating	100,000	149,000
	(ii)	Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
	(iii)	Senior Secured Notes, due 2007	8.30%	264,827	309,775
	(iv)	Senior Secured Debentures, due 2008	9-3/8%	433,121	433,121
	(v)	Senior Secured Notes, due 2011	9-5/8%	764,143	764,143
	(vi)	Senior Secured Debentures, due 2016	9-3/4%	208,656	229,987
	(vii)	Senior Subordinated Notes, due 2007	8.80%	241,830	282,875
(D) Media:
		Bank credit facility	Floating	144,000	—
Obligations under mortgages, capital leases and other			Various	34,395	38,375

				$5,356,314	$5,687,471

Issued:

In June 2003, Cable issued US$350 million 6.25% Senior (Secured) Second Priority Notes due 2013.

Redeemed:

In April 2003, RCI redeemed US$54.643 million 9 1/8% Senior Notes due 2006 at a redemption price of 101.521% of the aggregate principal amount.

In June 2003, Cable redeemed US$74.808 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.00% of the aggregate principal amount.

On July 17, 2003, RCI redeemed US$205.357 million 8 7/8% Senior Notes due in 2007 at a redemption price of 102.958% of the aggregate principal amount.

On August 6, 2003, RCI redeemed $165.0 million 8 3/4% Senior Notes due in 2007 at a redemption price of 102.917% of the aggregate principal amount.

As a result of the redemptions described above, the Company recorded a loss on the repayment of debt of $24.8 million, consisting of a prepayment premium of $19.3 million and the write-off of deferred financing costs of $5.5 million.

4.     Shareholders’ Equity

			September 30,	December 31,
(In thousands of dollars)			2003	2002

Capital stock issued, at stated value:
Preferred shares:
Held by subsidiary companies:
	60,000	Series XXVII	$60,000	$60,000
	818,300	Series XXX	10,000	10,000
	300,000	Series XXXI	300,000	300,000

			370,000	370,000
Held by members of the Company’s share purchase plans:
	117,402	Series E Convertible shares (2002-135,836)	2,012	2,327
Common shares:
	56,235,394	Class A Voting shares	72,313	72,320
		(2002 - 56,240,494)
	176,239,783	Class B Non-Voting shares
		(2002 - 158,784,358)	286,350	257,989

			730,675	702,636
Deduct:
Amounts receivable from employees under certain share purchase plans			2,330	6,274
Preferred shares of the Company held by subsidiary companies			370,000	370,000

Total capital stock			358,345	326,362
Convertible Preferred Securities			576,000	576,000
Contributed surplus			1,168,506	917,262
Deficit			(388,389)	(415,589)

Shareholders’ Equity			$1,714,462	$1,404,035

During the nine months ended September 30, 2003, the Company completed the following capital stock transactions:

(i)	2,700,000 Class B Non-Voting shares with a value of $35.2 million were issued as consideration for the acquisition of 3,000,000 Subordinated Voting shares of Cogeco Cable Inc. (Note 2(ii));

(ii)	On February 7, 2003, as per the conditions of the 2001 acquisition of Cable Atlantic Inc., the Company issued 1,329,007 Class B Non-Voting shares to the vendors. The vendors have disputed the Company’s calculation of the requisite number of shares to be issued. On January 24, 2003, the Company commenced an application to the Superior Court of Justice of Ontario for a declaration that the number of shares issued by the Company satisfies the Company’s obligations to the vendors. On August 12, 2003, the vendors’ assert in their statement of defence and counterclaim, amongst other things a claim for damages of up to $40 million. On September 19, 2003, the Company filed a reply and defence to the vendors’ counterclaim with the court disputing the claim;

(iii)	15,221 Series E Convertible Preferred shares with a value of $0.3 million were converted to 15,221 Class B Non-Voting shares and 3,213 Series E Convertible Preferred shares were cancelled;

(iv)	683,450 Class B Non-Voting shares were issued to employees upon the exercise of stock options for cash of $5.5 million;

(v)	On June 12, 2003, 12,722,647 Class B Non-Voting shares were issued to a syndicate of Canadian underwriters for net cash proceeds of approximately $239.0 million, and

(vi)	5,100 Class A Voting shares were converted to 5,100 Class B Non-Voting shares.

As a result of the above transactions, $251.2 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus.

5.     Calculation of Earnings (Loss) Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share amounts)	2003	2002	2003	2002

Numerator:
Net income (loss) for the period	$(17,442)	$(99,763)	$60,354	$(386,121)
Distribution on Convertible Preferred Securities	(8,250)	(5,066)	(21,546)	(15,197)
Dividends accreted on Convertible Preferred Securities	(5,035)	(4,820)	(14,943)	(14,304)
Accretions on Preferred Securities	—	(15,631)	—	(26,511)
Accretions on Collateralized Equity Securities	—	(19,745)	—	(19,745)

	$(30,727)	$(145,025)	$23,865	$(461,878)

Denominator:
Weighted average number of shares outstanding:
Basic	232,221	214,603	223,608	213,186
Series E Convertible Shares	—	—	120	—
Employee stock options	—	—	3,606	—
Cable Atlantic (Note 4 (ii))	—	—	281	—

Weighted average number of diluted shares outstanding:	232,221	214,603	227,615	213,186

Earnings (loss) per share
Basic	($0.13)	($0.68)	$0.11	($2.17)
Diluted	($0.13)	($0.68)	$0.10	($2.17)

6.     Segmented Information

For the Three Months Ended September 30, 2003				Corporate items	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals

Operating revenue	$441,128	$599,792	$194,691	$(17,329)	$1,218,282
Operating, general and administrative expenses	273,543	377,497	173,703	(6,567)	818,176

Operating income (loss) before the undernoted:	167,585	222,295	20,988	(10,762)	400,106
Management fees	8,823	2,834	2,459	(14,116)	—
Depreciation and amortization	122,938	129,069	8,924	735	261,666

Operating income	35,824	90,392	9,605	2,619	138,440
Interest:
Long-term debt	(61,823)	(49,339)	(2,036)	(8,746)	(121,944)
Intercompany	(7)	—	(11,224)	11,231	—
Intercompany Dividends	1,504	—	10,925	(12,429)	—
Gain on sale of investments	—	305	1,107	11,480	12,892
Income (loss) from investments accounted for by the equity method	—	—	459	(11,949)	(11,490)
Loss on repayment of long-term debt	—	—	—	(17,242)	(17,242)
Foreign exchange gain	1,507	2,008	85	1,778	5,378
Investment and other income (loss)	(270)	546	(626)	(1,233)	(1,583)
Income tax expense	(1,735)	(1,171)	(119)	(14)	(3,039)
Non-controlling interest	—	—	—	(18,854)	(18,854)

Net Income (loss) for the period	$(25,000)	$42,741	$8,176	$(43,359)	$(17,442)

Plant, property and equipment expenditures	$122,081	$116,379	$6,069	$193	$244,722

For the Three Months Ended September 30, 2002				Corporate items	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals

Operating revenue	$404,420	$520,233	$187,394	$(12,942)	$1,099,105
Operating, general and administrative expenses	264,649	359,327	168,590	(4,225)	788,341

Operating income (loss) before the undernoted:	139,771	160,906	18,804	(8,717)	310,764
Management fees	8,040	2,752	2,610	(13,402)	—
Depreciation and amortization	119,265	116,646	6,986	3,637	246,534

Operating income	12,466	41,508	9,208	1,048	64,230
Interest:
Long-term debt	(58,512)	(50,105)	(4,555)	(19,935)	(133,107)
Intercompany	—	—	(14,949)	14,949	—
Intercompany Dividends	1,438	—	17,799	(19,237)	—
Writedown of investments	—	—	—	(2,600)	(2,600)
Loss on repayment of long-term debt	(792)	22,759	—	1	21,968
Income (loss) from investments accounted for by the equity method	—	—	144	(5,306)	(5,162)
Foreign exchange gain (loss)	(3,663)	(27,182)	(180)	(32,451)	(63,476)
Investment and other income (loss)	(1,931)	4	175	2,331	579
Income tax reduction (expense)	16,575	(1,127)	3,244	(7,128)	11,564
Non-controlling interest	—	—	—	6,241	6,241

Net Income (loss) for the period	$(34,419)	$(14,143)	$10,886	$(62,087)	$(99,763)

Plant, property and equipment expenditures	$163,460	$126,016	$12,708	$1,556	$303,740

6.	Segmented Information (cont’d)

For the Nine Months Ended September 30, 2003				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total

Operating revenue	$1,298,573	$1,657,519	$611,123	$(42,132)	$3,525,083
Operating, general and administrative expenses	811,822	1,096,868	547,017	(10,210)	2,445,497

Operating income (loss) before the undernoted:	486,751	560,651	64,106	(31,922)	1,079,586
Management fees	25,972	8,502	8,173	(42,647)	—
Depreciation and amortization	363,448	373,425	26,846	2,694	766,413

Operating income	97,331	178,724	29,087	8,031	313,173
Interest:
Long-term debt	(177,754)	(146,948)	(5,453)	(43,346)	(373,501)
Intercompany	(2,858)	—	(35,729)	38,587	—
Intercompany dividends	4,488	—	32,433	(36,921)	—
Gain on sale of investments	—	305	1,107	11,480	12,892
Loss on repayment of long-term debt	(5,945)	—	—	(18,894)	(24,839)
Loss from investments accounted for by the equity method	—	—	1,059	(38,110)	(37,051)
Foreign exchange gain (loss)	34,843	107,780	(323)	99,764	242,064
Investment and other income (loss)	97	556	(297)	1,014	1,370
Income tax expense	(5,820)	(3,927)	(549)	(3,248)	(13,544)
Non-controlling interest	—	—	—	(60,210)	(60,210)

Net income (loss) for the period	$(55,618)	$136,490	$21,335	$(41,853)	$60,354

Plant, property and equipment expenditures	$335,125	$292,865	$27,583	$411	$655,984

Goodwill	$926,445	$7,058	$580,230	$376,259	$1,889,992

Identifiable assets	$3,759,286	$3,140,001	$1,454,614	$127,202	$8,481,103

For the Nine Months Ended September 30, 2002				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total

Operating revenue	$1,173,953	$1,440,275	$577,781	$(35,960)	$3,156,049
Operating, general and administrative expenses	766,801	1,035,737	524,614	(9,257)	2,317,895

Operating income (loss) before the undernoted:	407,152	404,538	53,167	(26,703)	838,154
Management fees	23,356	8,255	7,694	(39,305)	—
Change in estimates of sales tax and CRTC contribution liabilities	—	(12,331)	—	—	(12,331)
Depreciation and amortization	358,916	336,976	22,841	10,889	729,622

Operating income	24,880	71,638	22,632	1,713	120,863
Interest:
Long-term debt	(148,914)	(145,503)	(10,674)	(54,686)	(359,777)
Intercompany	(3,409)	—	(44,327)	47,736	—
Intercompany dividends	3,997	—	52,643	(56,640)	—
Gain on sale of investments	—	—	—	2,062	2,062
Writedown of investments	(9,500)	—	—	(212,629)	(222,129)
Loss on repayment of long-term debt	(20,880)	22,759	—	1	1,880
Loss from investments accounted for by the equity method	—	—	(830)	(66,464)	(67,294)
Foreign exchange gain	(1,862)	3,315	(24)	(2,298)	(869)
Investment and other income (loss)	(2,960)	82	300	11,073	8,495
Income tax reduction (expense)	129,248	(4,129)	2,125	(20,682)	106,562
Non-controlling interest	—	—	—	24,086	24,086

Loss for the period	$(29,400)	$(51,838)	$21,845	$(326,728)	$(386,121)

Plant, property and equipment expenditures	$465,414	$376,247	$27,928	$2,469	$872,058

Goodwill	$926,445	$7,058	$579,136	$759,565	$2,272,204

Identifiable assets	$3,755,352	$3,059,756	$1,684,394	$977,770	$9,477,272

7.	Consolidated Statement of Cash Flows

The change in non-cash working capital items is comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2003	2002	2003	2002

Decrease (increase) in accounts receivable	$(46,740)	$(13,119)	$(16,817)	$50,855
Increase (decrease) in accounts payable and accrued liabilities	128,236	$96,809	(81,067)	38,890
Increase (decrease) in unearned revenue and other assets	8,778	$(37,909)	(7,881)	(50,932)

	$90,274	$45,781	$(105,765)	$38,813

8.	Related Party Transactions

(i)	The Company has entered into certain transactions in the normal course of business with AT&T Wireless Services, Inc. (“AWE”), a shareholder of a subsidiary company, and with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of dollars)	2003	2002	2003	2002

Roaming revenue billed to AWE	$(4,409)	$(4,806)	$(10,098)	$(10,634)
Roaming expense paid to AWE	3,081	4,081	10,868	13,985
Fees paid to AWE for over-air activation	61	156	234	527
Access fees paid to broadcasters accounted for by the equity method	10,343	7,913	25,157	15,953

	$9,076	$7,344	$26,161	$19,831

(ii)	In addition to the transactions described above, the Company conducts certain transactions in the normal course of business with organizations, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. Amounts paid by the Company to such organizations for the nine months ended September 30, 2003, excluding the amounts disclosed above, for telecommunications services and broadcast access fees totalled approximately $43.4 million (2002 - $49.6 million). In addition, the Company also paid amounts to such organizations during the nine-month period for legal services, commissions on premiums for insurance coverage, and other advisory and financing fees of approximately $7.1 million (2002 - $5.2 million).

9.	Stock-Based Compensation

For stock options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the stock options granted by RCI and Wireless consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share would have been reported as the pro forma amounts indicated below:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share amounts)	2003	2002	2003	2002

(Based on all issued and outstanding options)
Net income (loss) for the period, as reported	$(17,442)	$(99,763)	$60,354	$(386,121)
Stock-based compensation expense - RCI	(8,970)	(6,815)	(25,400)	(18,577)
Stock-based compensation expense - RWCI	(3,081)	(3,484)	(8,917)	(9,646)

Pro forma net income (loss) for the period	$(29,493)	$(110,062)	$26,037	$(414,344)

Earnings (loss) per share, as reported - basic	$(0.13)	$(0.68)	$0.11	$(2.17)
Effect of stock-based compensation	(0.05)	(0.04)	(0.16)	(0.13)

Pro forma earnings (loss) per share- basic	$(0.18)	$(0.72)	$(0.05)	$(2.30)

Earnings (loss) per share, as reported - diluted	($0.13)	($0.68)	$0.10	($2.17)
Effect of stock-based compensation	(0.05)	(0.04)	(0.15)	(0.13)

Pro forma earnings (loss) per share- basic and diluted	$(0.18)	$(0.72)	$(0.05)	$(2.30)

Under the transitional rules, CICA Handbook Section 3870 allows companies to include only options issued subsequent to December 31, 2001, in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense for the nine months ended September 30, 2003, would have been $4.1 million (2002 - $0.5 million) and pro forma net income for the nine months ended September 30, 2003 would have been $56.3 million, or $0.09 per basic and diluted Earnings per Share (2002 – loss of $386.6 million or $2.17 per share).

The weighted average estimated fair value at the date of the grant for the RCI options granted for the nine months ended September 30, 2003, was $10.64 per share (2002 - $10.59). No options were granted in the three-month periods ending September 30, 2003 and 2002. The weighted average fair value, at the date of the grant for the Wireless options granted for the nine months ended September 30, 2003 was $10.59 per share (2002 - $9.02). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended September 30,
	2003	2002

Risk-free interest rate - RCI’s options	4.41%	4.80%
Risk-free interest rate - RWCI’s options	4.66%	5.02%
Dividend yield	—	—
Volatility factor of the future expected market price of RWCI’s
Class B Restricted Voting shares	56.14%	50.03%
Volatility factor of the future expected market price of RCI’s
Class B Non-Voting shares	49.88%	48.83%
Weighted average expected life RWCI’s options	5 years	5 years
Weighted average expected life of RCI’s options	6.6 years	5 years

For the purposes of pro forma disclosures, the estimated “fair value” of the options is amortized to expense over the options vesting period on a pro-rated straight-line basis.

10.	Guarantees

The Company has made certain warranties and indemnities to the purchasers with respect to the sale of shares of Bowdens Media Monitoring Limited and Rogers American Cablesystems Inc. (Cable Alaska). These warranties and indemnifications expire in 2005 and are limited in both cases to the total purchase price paid being $40.3 million and $29.4 million, respectively. To date, there have been no claims under the warranties and indemnities and the Company does not anticipate that any will occur.

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Management’s Discussion and Analysis portion of the Company’s most recent Annual Report, filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

About the Company

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, broadband Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, wireless data communications and paging through Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For further information (investors and analysts)

Bruce M. Mann, 416.935.3532, bmann2@rci.rogers.com Eric A. Wright, 416.935.3550, ewright@rci.rogers.com

For further information (media)

Jan L. Innes, 416.935.3525, jinnes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ETN on October 17, 2003. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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